DRDO-C/0115/2009/PRE

Curitiba, January 30, 2009

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Owings:

By letter dated December 29, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on June 30, 2008 (the “2007 Form 20-F”), by Companhia Paranaense de Energia - COPEL (“Copel”). This letter provides Copel’s responses to the Staff’s comments. For your convenience, we have reproduced below the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2007 Form 20-F. Based on the responses set forth in this letter, including the undertakings concerning future filings of Copel on Form 20-F, we believe it will not be necessary to amend the 2007 Form 20-F.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007

Item 4. Information on the Company, page 16

1.

As you discuss your power generation, transmission and distribution equipment and facilities in your “Generation and Purchases of Energy” section, please note any major encumbrances on these assets. See Item 4(D) of Form 20-F.

There are no major encumbrances on our power generation, transmission and distribution equipment and facilities. If there are any major encumbrances in the future, we will disclose them in the Form 20-F, in accordance with Item 4(D).

Item 5. Operating and Financial Review and Prospects, page 50

Results of Operations for 2007 Compared with 2006, page 58

2.

Where you identify causes of changes in your operating results, please quantify the extent to which one factor contributed to a change versus another factor. For example, and by way of illustration only, where you discuss the 4.6% increase in revenue from third-party use of your Main Transmission Grid in 2007, please quantify the extent to which the tariff increases enacted by ANEEL contributed to that increase versus the expansion of the transmission grid. See Item 5(A)(1) of Form 20-F.

(Cont.)

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(Cont. pg. 02)

We will revise our future disclosures to reflect the comment by quantifying the contribution of different factors in each instance where we determine that quantification is feasible and informative for investors. By way of illustration, we have set forth below changes we will make in the discussion of our results of operations for 2007 compared with 2006, when we include that discussion in our 2008 Form 20-F.

[Electricity Sales to Distributors, page 59, second paragraph]

Our revenues from electricity sales to distributors increased by 5.9% in ~~2007, primarily~~ 2007. 77% of this increase was due to the commencement of sales resulting from new auction contracts settled for the ~~2007-2014 period. The tariff adjustments to the outstanding contracts applied in 2007 further contributed to our increase in revenues.~~ period from January 2007 through December 2014, and the remaining 23% was due to contractual price adjustments.

[Use of Main Transmission Grid, page 59]

~~Use of Main Transmission Grid.~~ Revenues from third-party use of our ~~Main Grid increased by 4.6% in 2007 as a consequence of (i) the tariff increases enacted by ANEEL in June 2007 and June 2006 and (ii) the expansion~~main transmission and distribution grids increased by 4.6%, or R$13.0 million, in 2007. This increase reflected: (i) an increase of R$38.0 million in revenues from third-party use of our distribution grid, primarily due to a 7.1% increase in volume and a slight increase in the average distribution tariff; (ii) a decrease of R$6.9 million in revenues from third-party use of our transmission grid~~.~~ , primarily due to the adjustment of our transmission tariffs in ANEEL’s July 2007 periodic review; and (iii) a charge of R$18.7 million, representing the net effect of applying ANEEL’s July 2007 periodic review of third-party transmission tariffs to prior periods.

[Other Revenues, page 59, second paragraph]

These revenues increased by 40.8%, or R$141.5 million, in 2007, largely as a result of: (i) ~~the increased~~an increase of R$17.0 million in revenues ~~we received~~ from the sale of natural gas~~,~~; (ii) ~~the lease of UEG Araucaria~~revenue of R$79.1 million from leasing the UEG Araucária Thermoelectric Plant facilities~~, which we leased~~ to Petrobras ~~on~~beginning in July ~~7,~~ 2007 ~~for R$79.1 million,~~; and (iii) ~~the increase~~revenue of R$33.1 million ~~in the amount of services revenues received by Copel Geração and Transmissão S.A. and UEG Araucaria~~for operating and maintenance of the UEG Araucária Thermoelectric Plant~~.~~ beginning in July 2007.

(Cont.)

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DRDO-C/0115/2009/PRE

(Cont. pg. 03)

[Financial Income (Expenses), Net, pages 60-61, second paragraph]

Financial revenues decreased by 45.7%, or R$333.2 million, in 2007, ~~as compared to 2006,~~ primarily due to the ~~booking~~recognition of R$283.2 million in 2006 related to the discounts obtained in the negotiations between Copel, Petrobras and Compagas on the gas purchase agreement for the UEG ~~Araucaria~~Araucária Thermoelectric Plant. Other contributing factors include (i) absence of gains from derivative operations, which represented R$22.4 million in 2006 and (ii) a R$25.4 million reduction in income from fines and other penalties over sales invoices~~.~~ due to a reduction in late payments from final customers.

Item 6. Directors, Senior Management and Employees, page 66

3.	Please state, if true, that there are no family relationships between the individuals identified in this section. See Item 6(A)(4) of Form 20-F.

We confirm that there are no family relationships between the individuals identified in this section. If there is any such family relationship, we will disclose it in our Form 20-F, in accordance with Item 6(A)(4).

Item 15. Controls and Procedures, page 94

Changes in Internal Control over Financial Reporting, page 97

4.

Where changes to your internal controls are ongoing, you should indicate when you expect to finish formalizing such policies. Also, rather than state that “[o]ther than as described above, there have been no changes in our internal control over financial reporting...,” please state specifically that there were changes in your controls and procedures over financial reporting that occurred during the evaluation period. Please revise.

If we disclose any ongoing changes to our internal control over financial reporting in a future Form 20-F, we will indicate when we expect to finish implementing such changes.

In addition, if there have been changes to our internal control over financial reporting during the evaluation period, we will revise the language of our disclosure to reflect your comment as follows:

“As described above, there have been changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, _______ that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

(Cont.)

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(Cont. pg. 04)

Copel hereby acknowledges that Copel is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that Copel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ Rubens Ghilardi
Rubens Ghilardi

Chief Executive Officer

cc:	Mara L. Ransom, Division of Corporation Finance

Alexandra M. Ledbetter, Division of Corporation Finance

Securities and Exchange Commission

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

PRE

DRDO/michele/christiane	PRE	SMC/DRIN

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